Mail Stop 4561

May 4, 2006

By U.S. Mail

James R. Jackson, Jr.
Vice President and Chief Financial Officer
MicroFinancial Incorporated
10M Commerce Way
Woburn, MA 01801

> **Re:** **MicroFinancial Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **File No. 001-14771**

Dear Mr. Jackson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Connell
Senior Accountant